Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 30, 2004

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES
Press release

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

—	Press Release of April 29, 2004

—	Quarterly Report Q1 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: April 30, 2004	By:	/s/ Hermann Küllmer

Name: Dr. Hermann Küllmer Title: Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

Name: Dr. Rudolf Pietzke Title: General Counsel

ALTANA AG

Press release	P.O. Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.de

ALTANA starts year of strategic investments according to plan

First European approval for Alvesco® and submission of Daxas® create basis for broader product portfolio

Bad Homburg, April 29, 2004 — ALTANA AG (NYSE: AAA, FSE: ALT) increased consolidated sales by 5% to € 712 million (2003: € 678 million) in the first three months of 2004. Exchange rate effects of –4 percentage points and acquisition effects of +3 percentage points resulted in operating sales growth of 6%. “2004 is a strategically important transition year for ALTANA, with high investments to ensure our future profitability”, commented Dr. Nikolaus Schweickart, President and CEO ALTANA AG. “The most important highlights in the first months were the marketing approval for the respiratory product Alvesco in the U.K. and the submission of Daxas for approval in Europe, another innovative medication in the respiratory field. Thus we laid the foundation for developing ALTANA into a more diversified pharmaceuticals company.”

Of total sales, € 597 million (2003: € 560 million), i.e. 84%, were generated outside Germany. Domestic sales stood at € 115 million (2003: € 118 million), 2% down on the same period of the previous year. This is primarily due to the state-imposed mandatory rebate on sales of domestic pharmaceuticals.

Despite the high basis for comparison set in the first quarter of 2003, the significantly higher development expenses and the preparation for the market launch of our product candidates Alvesco® (Ciclesonide) and Daxas® (Roflumilast) throughout this year, earnings growth was only slightly under last year’s level. Earnings were impacted by the increase in the government-imposed mandatory rebate on the German pharmaceuticals market (€ 8 million), and, on the other hand, by a change of accounting principles (IFRS 3), according to which goodwill is no longer amortized. The latter resulted in a positive profit effect of almost € 5 million in the first quarter (whole year: around € 20 million). The operating profit EBITDA, at € 180 million, was slightly below last year’s level (2003: € 186 million), and EBIT stood at € 151 million (2003: € 156 million). Earnings before taxes (EBT) totaled € 154 million (2003: € 156 million). Thanks to a lower tax rate, first-quarter consolidated profit climbed to € 93 million, slightly above the previous year’s figure (2003: € 91 million).

The operating return (EBITDA) in the first quarter of 2004 was 25.3% (2003: 27.4%). The return on sales before taxes (EBT) amounted to 21.6% (2003: 23.1%). Earnings per share rose slightly to € 0.68 (2003: € 0.67).

ALTANA employed around 10,600 people around the world as per March 31, 2004, 8% more than at the same time in the previous year (2003: around 9,800). As in past years, ALTANA therefore continues to create jobs in Germany and abroad.

ALTANA Pharma reports stable sales level
First-quarter sales at ALTANA Pharma AG, Constance, were up to € 497 million, a slight increase of 1% (2003: € 492 million); excluding exchange rate effects this growth stood at 4%. The core therapeutics business gained 1% in sales volume, which rose to € 425 million (2003: € 423 million). Pantoprazole (Pantozol®/Protonix®), our innovative gastrointestinal drug, generated further growth in sales, with ALTANA Pharma’s own sales amounting to € 285 million, an increase of 6% (2003: € 270 million). Total global market sales (all sales partners included) over the first three months added up to € 599 million, 4% higher than in the same period of the previous year (2003: € 576 million). An encouraging increase of 20% was reported in European countries outside Germany. Volume growth in prescriptions of Protonix® in the U.S. market remained strong, and sales there expressed in local currency increased by 14% to U.S. $ 414 million. Measured in terms of new prescriptions, the market share in the U.S. rose from 21.2% at the start of the year to 22.7% by the end of March.

As expected, higher development costs for the late-stage product candidates Alvesco® (Ciclesonide) and Daxas® (Roflumilast), the expenditure involved in preparing them for market launch and the increase in the mandatory drug rebate applicable in Germany all had an impact on first-quarter profit figures at ALTANA Pharma. Despite this, pre-tax profit (EBT) still amounted to € 126 million in the period under review (2003: € 139 million). The return on sales (EBT) stood at 25.4% (2003: 28.3%).

Basis created for broader product portfolio
Our important product candidates, Alvesco® and Daxas®, both reached major milestones in the past few months. ALTANA Pharma submitted Daxas® for approval in Europe in February 2004, and our cooperation partner in Japan, Teijin, filed Alvesco® for approval in January 2004. The first market approval for Alvesco® was obtained in Australia in February and only a few days ago ALTANA Pharma was granted its first European marketing approval for Alvesco® in the U.K., which functions as a Reference Member State for the Mutual Recognition Procedure in Europe. This places the ALTANA Pharma product range on a broader basis.

ALTANA Chemie achieves substantial growth
Aided by growth in demand in all the target markets, ALTANA Chemie AG, Wesel, posted a substantial 16% increase in sales, which rose to € 215 million (2003: € 186 million) thanks to both operations and acquisitions. Adjusted for the effects of acquisitions and currency movements, sales were up by 10%. Additives & Instruments, the largest business unit, reported sales of € 87 million (2003: € 79 million), up 11% on the same period of last year. The Electrical Insulation unit reported a leap in sales of 35%, up to € 72 million (2003: € 53 million), chiefly due to acquisitions, whilst growth in the Coatings & Sealants unit was up 3% to € 56 million (2003: € 54 million).

Due to the good development in sales and the successful integration of the Schenectady business, profits rose disproportionately. Pre-tax profit (EBT) climbed by 35% to € 33 million (2003: € 24 million). The return on sales was 15.1% (2003: 12.9%). The operating earnings EBITDA increased by 21% to € 43 million (2003: € 35 million); the operating return EBITDA was 20,0% (2003: 19,0%). Thus ALTANA Chemie has reinforced its leading position in an international comparison of the specialty chemicals sector.

Acquisition and strategic partnership
ALTANA Chemie acquired the electrical insulation business of Ranbar Electrical Materials Inc., U.S.A., in January. The transaction encompassed the entire business with impregnating resins, varnishes and casting compounds with a sales volume of around U.S. $ 11 million (2002). This was followed at the end of March by a global partnership with Nanophase Technologies Corporation, based in the U.S., in the field of nanotechnology. The aim of this partnership is to develop nanomaterials for use in paints, coatings and plastics, among other things. ALTANA Chemie has also invested U.S. $ 10 million in Nanophase stock, which is equivalent to a current stake of 7%.

Forecast for 2004 confirmed
ALTANA expects business to continue along a positive trend over 2004 with growth in sales around the high single-digit mark. Profit (EBT) will be slightly above last year’s figure, due to substantially higher R&D expenditure (budget 2004: +15%) and the need to prepare the market for product candidates. This does not include the effect of the change in goodwill accounting. We expect the 2004 return on sales (EBT) to be around 20% again, i.e. significantly above the industry average.

Key figures Q1 2004

ALTANA Group	January to March 2004	January to March 20031)	Change
	in € millions	in € millions	in %
Sales	712	678	+ 5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	180	186	- 3
Earnings before interest and taxes (EBIT)	151	156	- 4
Earnings before taxes (EBT)	154	156	- 2
Return on sales (EBT) in %	21.6	23.1
Consolidated profit (EAT)	93	91	+ 2
Earnings per share in €	0.68	0.67	+ 2
Number of employees	10,569	9,799	+ 8

1)	After adjustment of accounting of milestone payments in fall 2003.

There will be a conference call for analysts today, April 29, 3:00 p.m. (CEST). You may find more information on the audio-webcast, the press release and the Report on Q1 on our website www.altana.com.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group and projections for investments in the future profitability of ALTANA such as an increase of the R&D expenditures and expenditures for the market preparation of the new product candidates. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Media Relations:
P +49 (0) 6172 1712-160
P +49 (0) 6172 1712-168
F +49 (0) 6172 1712-158

Investor Relations:
P +49 (0) 6172 1712-163
P +49 (0) 6172 1712-165
F +49 (0) 6172 1712-158

Investor Relations USA:
P +1 212 974-61 92
F +1 212 974-61 90

>    OPENNESS AND COMPETENCE
       Quarterly Report as to March 31, 2004

At a Glance

in € million	Q1 2004	Q1 2003[1]	Δ %
Sales	712	678	5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	180	186	-3
Earnings before interest and taxes (EBIT)	151	156	-4
Earnings before taxes (EBT)	154	156	-2
Return on sales (in %)	21.6	23.1	—
Income before minority interests (EAT)	93	91	2
Earnings per share (EPS, in €)	0.68	0.67	2
Cash flow from operating activities	41	126	-67
Capital expenditure	59	37	61
Number of employees (March 31)	10,569	9,799	8

[1]	After adjustment of the accounting of milestone payments in fall 2003

Sales
by quarter
in € million

Q1 ’03	Q1 ’04
678	712

Earnings before taxes
by quarter
in € million

Q1 ’03	Q1 ’04
156	154

Sales performance of the Group

ALTANA Group sales grow by 5%

ALTANA AG increased consolidated sales by 5% to €712 million (previous year: €678 million) in the first three months of 2004. Exchange rate effects, primarily due to the still-weak U.S. dollar, were responsible for an impact of -4 percentage points. This was offset by positive acquisition effects (+3%) in the Chemicals Division. Thus, operating growth amounted to 6% in the first three months.

International activities, which rose by 7% to €597 million and now account for 84% (previous year: 83%) of consolidated sales, provided impetus for operational growth. European sales revenues outside Germany climbed by 13% to €252 million against €222 million in the same period of the previous year. Sales revenues in the North American market amounted to €208 million (previous year: €216 million). Asia reported growth of 31% to €47 million, buoyed up by further positive development in the Specialty Chemicals Business. Domestic sales declined slightly by 2% to €115 million. This was mainly due to the state-imposed mandatory rebate.

Sales
in € million

	Q1 ’03	Q1 ’04
Pharmaceuticals	492	497
Chemicals	186	215
Group	678	712

Earnings situation of the Group

Growth in earnings after taxes (EAT) –
Earnings before taxes (EBT) nearly on previous year level

Despite the high basis for comparison set in the first quarter of 2003, the significantly higher development expenses and the intensive preparation for the market launch of our product candidates Alvesco® (Ciclesonide) and Daxas® (Roflumilast) throughout this year, earnings growth was only slightly under last year’s level. Earnings were impacted by the increase in the government-imposed mandatory rebate on the German pharmaceuticals market (€8 million), and, on the other hand, by a change of accounting principles (IFRS 3), according to which goodwill is no longer amortized. The latter resulted in a positive profit effect of almost €5 million in the first quarter (whole year: around €20 million). The operating profit EBITDA, at €180 million, was slightly below last year’s level (previous year: €186 million), and EBIT stood at €151 million (previous year: €156 million). The operating return measured by EBITDA was 25.3% (previous year: 27.4%). Earnings before taxes (EBT) totaled €154 million (previous year: €156 million). The return on sales (EBT) stood at 21.6% compared to 23.1% in the prior year. Nevertheless, a low tax rate meant that consolidated profit (EAT) of €93 million (previous year: €91 million) was slightly above last year’s figure. Earnings per share rose slightly to €0.68.

Key profit figures	Q1 2004			Q1 2003
	in € million	%	Δ %	in € million	%
Sales	712	100.0	5	678	100
Gross profit on sales	466	65.5	5	445	65.7
Earnings before interest, taxes, depreciation and amortization (EBITDA)	180	25.3	-3	186	27.4
Earnings before interest and taxes (EBIT)	151	21.2	-4	156	23.1
Earnings before taxes (EBT)	154	21.6	-2	156	23.1
Income before minority interests (EAT)	93	13.1	2	91	13.4
Earnings per share (EPS, in €)	0.68		2	0.67

Pharmaceuticals Division:

Sales performance

ALTANA Pharma reports stable sales level

The Pharmaceuticals Division closed the first quarter with a slight increase in sales, up 1% to €497 million (previous year: €492 million). Exchange rate losses reduced the value of sales by 3%, so that the operating growth expressed in local currencies amounted to 4%.

Sales in the strategic core business of therapeutics rose to €425 million, slightly above last year’s high level of €423 million. Therapeutics accounted for 86% of total ALTANA Pharma sales as at the end of the first three months. The innovative gastrointestinal drug Pantoprazole (Pantozol®/Protonix®) showed sustained growth. ALTANA Pharma’s own sales amounted to €285 million, an increase of 6% (previous year: €270 million). Total global market sales (all sales partners included) over the first three months added up to €599 million, 4% higher than in the same period of the previous year with €576 million. An encouraging increase of 20% was reported in European countries outside Germany. Volume growth in prescriptions of Protonix® in the U.S.* market remained strong, and sales there expressed in local currency increased by 14% to U.S. $414 million. Measured in terms of new prescriptions, the market share in the U.S. rose from 21.2% at the start of the year to 22.7% by the end of March.

*	see p. 16

Sales by business unit

in %	in € million	Q1 2004	Q1 2003
86	Therapeutics	425	423
5	OTC	29	29
6	Imaging	28	27
3	Other	15	13

100	Total	497	492

Analyzed by region, the sales figures underline the importance of our international business activities which now make up 83% of total sales. Domestic sales revenues shrunk by 7% to €85 million under the negative impact of the increase of the mandatory rebate on non-reference price drugs to 16% (previous year: 6%). In contrast, sales in European countries outside Germany rose by 11% to €163 million. Sales in the North American market declined currency-related by 4% to €177 million. Latin America showed an encouraging slight 3% increase to €56 million.

Sales by region

in %	in € million	Q1 2004	Q1 2003
50	Europe	248	238
	Germany	85	92
36	North America	177	184
11	Latin America	56	55
3	Other regions	16	15

100	Total	497	492

Pharmaceuticals Division:

Earnings trend

Earnings impacted by strategic investments

As expected, higher development costs for the late-stage product candidates Alvesco® and Daxas®, the expenditure involved in preparing them for market launch and the increase in the mandatory drug rebate applicable in Germany all had an impact on first-quarter profit figures of ALTANA Pharma. Despite this, pre-tax profit (EBT) still amounted to €126 million in the period under review (previous year: €139 million). The return on sales (EBT) stood at 25.4% (previous year: 28.3%). The EBITDA margin achieved 29.3% (previous year: 32.2%).

Further information

Research and Development

Some major milestones were achieved in the field of pharmaceuticals research during the reporting period. Our cooperation partner in Japan, Teijin Ltd., filed Alvesco®, our innovative inhalative steroid, for approval in the Japanese market in January. At the end of February, the world-wide first market approval for Alvesco® for the treatment of asthma in adults and adolescents (12 years and older) was obtained in Australia. At the beginning of the second quarter, marketing approval for Alvesco® was granted by the MHRA (Medicines and Healthcare Products Regulatory Agency) in the U.K. which functions as a Reference Member State for the Mutual Recognition Procedure in Europe.

ALTANA Pharma submitted Daxas® (indication COPD and asthma) for approval in Europe to the EMEA (European Agency for the Evaluation of Medicinal Products).

Expenditure on Research and Development totaled €91 million in the first quarter, an increase of 5%. Measured against sales of therapeutics, the research ratio amounted to 21%.

Capital expenditure

First-quarter capital expenditure by the Pharmaceuticals Division on property, plant and equipment totaled €36 million (previous year: €19 million). The bulk of the investment went into the construction of the new production site in Ireland and the extension of production capacities at the Oranienburg site.

Employees

A total of 7,839 people were employed by ALTANA Pharma as to March 31, 2004. Thereof 3,567 were employed in Germany and 4,272 abroad. In comparison to the previous year, this represents an increase of 6%.

Chemicals Division:

Sales performance

ALTANA Chemie achieves substantial growth

Aided by growth in demand in all target markets, the Chemicals Division posted a substantial 16% increase in sales which rose to €215 million (previous year: €186 million) thanks to both operations and acquisitions. Adjusted for the effects of acquisitions and currency movements, sales were up by 10%.

Sales by business unit

in %	in € million	Q1 2004	Q1 2003
41	Additives & Instruments	87	79
33	Electrical Insulation	72	53
26	Coatings & Sealants	56	54

100	Total	215	186

All three business units reported sales growth. Additives & Instruments generated a double-digit improvement in sales, up by 11% to €87 million. Expressed in local currencies this translated as a plus of 15%. The highest increase was achieved by the Electrical Insulation unit whose sales, at €72 million, rose by 35% compared to the previous year, largely due to acquisition effects. Adjusted for currency and acquisition effects, this increase amounted to 5%. Coatings & Sealants increased sales by 3% to €56 million. The strategically important Asian market where sales were up 31% to €47 million, had a further decisive impact on sales expansion. A substantial increase was also achieved in Europe where the sales volume climbed 17% to €119 million. Due to currency effects, sales in North America at €31 million were in nominal terms below last year’s level. In local currencies, however, the sales volume went up by 12% against last year.

Sales by region

in %	in € million	Q1 2004	Q1 2003
55	Europe	119	101
	Germany	30	26
15	North America	31	33
22	Asia	47	36
8	Other regions	18	16

100	Total	215	186

Chemicals Division:

Earnings trend

Earnings at ALTANA Chemie substantially above last year’s level

Due to the good development in sales and the successful integration of the Schenectady business, profits rose disproportionately; the change in goodwill accounting had a positive impact of €4 million. First-quarter operating profit (EBIT) improved by 30% to €34 million. Pre-tax profit (EBT) climbed by 35% to €33 million. The return on sales thus increased from 12.9% to 15.1%. EBITDA which is not influenced by the goodwill-accounting, increased by 21% to €43 million. The operating return EBITDA was 20.0% against 19.0% last year. Thus ALTANA Chemie has reinforced its leading position in an international comparison of the specialty chemicals sector.

Further information

Acquisition and strategic partnership

     ALTANA Chemie acquired the electrical insulation business of Ranbar Electrical Materials Inc., U.S.A., in January. The transaction encompassed the entire business with impregnating resins, varnishes and casting compounds with a sales volume in 2002 of around U.S. $11 million. As well as strategically reinforcing our product portfolio with impregnating resins, this acquisition also strengthens our market position in the U.S.A. and takes us another step forward in our consistent focus on highly profitable specialty chemicals.

     This was followed at the end of March by a global partnership in the field of nanotechnology with Nanophase Technologies Corporation (Nanophase), U.S.A. The aim of this partnership is to develop nanomaterials for use in paints, coatings and plastics. Initial products are due to be launched on the market in the current business year. ALTANA Chemie also invested U.S. $10 million in Nanophase stock which is equivalent to a current stake of 7%. This strategic investment is an important step towards developing innovative products and problem solutions based on nanotechnology and will help to build up our business units’ competitive positions even further.

Capital expenditure

     Total capital expenditure amounted to €21 million in the period under review, of which €10 million went on property, plant and equipment (previous year: €12 million), mainly for the expansion of the production facilities for additives in Wesel. In addition, €11 million were invested in intangible assets, primarily in connection with the acquisition of the electrical insulation business from Ranbar Electrical Materials Inc. The acquisition of the stake in Nanophase Technologies Corporation increased financial assets by €8 million.

Employees

     ALTANA Chemie’s global workforce stood at 2,666 at the end of the first quarter. The 15% increase on last year’s figure is primarily the result of an additional 315 employees in connection with the acquisition of the electrical insulation business of Schenectady International Inc. in August 2003. 1,189 persons were employed in Germany and 1,477 in foreign subsidiaries.

Segment reporting

in € million	Pharmaceuticals	Chemicals	Holding	Group

Sales
Q1 2004	497	215	—	712
Q1 2003	492	186	—	678
Operating income (EBIT)
Q1 2004	126	34	-9	151
Q1 2003	139	25	-8	156
Earnings before taxes (EBT)
Q1 2004	126	33	-5	154
Q1 2003	139	24	-7	156
Capital expenditure[1]
Q1 2004	38	21	—	59
Q1 2003	20	14	3	37
Employees
March 31, 2004	7,839	2,666	64	10,569
March 31, 2003	7,412	2,326	61	9,799

[1]	Capital expenditure on property, plant and equipment and intangible assets

Asset and financial position of the Group

Sound balance sheet structure

The ALTANA Group’s total assets rose by 4% to €2,626 million in the first quarter of 2004. Fixed assets account for around half of the increase, influenced by a continuing high level of investments in property, plant and equipment as well as intangible assets and the acquisition of a U.S. $10 million stock in Nanophase Technologies Corporation. In addition, inventories and receivables rose primarily within the framework of business development. Shareholders’ equity totaling €1,552 million covered 59% of the total assets as of the accounting date.

Cash flow

Cash flow provided by operating activities (€41 million) developed according to the business performance in the first quarter. The previous year figure of €126 million was influenced positively by an extremely low working capital pertaining to the accounting date. The cash flow used in investing activities (€64 million) reflects the high capital expenditure. In the previous year, these expenditures were offset by divestment proceeds. Group liquidity, consisting of cash equivalents and securities, decreased by €19 million to €561 million in the first three months and accounts for 21% of total assets.

ALTANA Group

Consolidated Cash Flow Statement

in € million	Q1 2004	Q1 2003

Cash flow provided from operating activities	41	126
Cash flow used in investing activities	-64	-3
Cash flow used in financing activities	2	8
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	2	-2

Net change in cash and cash equivalents	-19	129

Cash and cash equivalents as of Jan. 1	288	323

Cash and cash equivalents as of March 31	269	452

Outlook

ALTANA Group: Forecast for 2004 confirmed

We expect business to continue along a positive trend over 2004 with growth in sales around the high single-digit mark. Profit (EBT) will be slightly above last year’s figure, due to substantially higher R&D expenditure (budget 2004: +15%) and the need to prepare the market for product candidates. This does not include the effect of the change in goodwill accounting. We expect the 2004 return on sales (EBT) to be around 20% again, i.e. significantly above the industry average.

ALTANA Pharma: Stable growth in core business

We expect to see ongoing growth in the Pharmaceuticals Division with increases in operating sales and profits expressed in local currencies for the whole of 2004. The sales forecast for Pantoprazole envisages further stable double-digit growth rates in local currencies. Progress is expected in connection with our two product candidates, Alvesco® and Daxas®, in particular.

ALTANA Chemie: Improved economic conditions

Against a background of positive economic signals in the target markets we expect to see, expressed in local currencies, single-digit sales growth for 2004 as a whole which should be accompanied by a more vigorous increase in profits. Investment in the future, particularly in Research and Development, will be intensified further in 2004.

ALTANA share

The first three months of 2004 were characterized by a positive mood on the international stock markets, which were buoyed up by hopes of a global economic recovery. The substantial March losses on the major stock markets were largely due to faltering signs of an economic upturn and, in particular, the terrorist attacks in Madrid. Hence, the DAX closed the first quarter with a minus of 2.7%. The ALTANA share price rose substantially over the first quarter, boosted by positive news in connection with our product candidates Alvesco® and Daxas®. The share price peaked at €54.35 on March 15, up 14% on the year’s opening value, in response to the announcement of market approval for Alvesco® in Australia and the publication of new clinical data on Daxas®. The ALTANA share closed the first quarter at €50.34, up 5.6%, thereby substantially outperforming the DAX. Taking the exchange rate difference into account, the ALTANA share price at the New York Stock Exchange also rose by a similar degree over the first three months, up by 5.4% compared to the Dow Jones Index, which fell by -0.9%.

At the end of the first quarter 2004, ALTANA ranked 21 and 26 in the DAX ranking list issued by the German stock exchange in terms of total trading volume and market capitalization (Dec. 31, 2003: 21 and 27). The market capitalization amounted to €7.7 billion as per March 31, 2004.

Comparative performance ALTANA/DAX
Jan. 1-March 31, 2004

ALTANA Group First Quarter Statement
(abridged)

ALTANA Group Consolidated Balance Sheet

Assets	March 31,	Dec. 31,
in € million	2004	2003
Intangible assets, net	238	230
Property, plant and equipment, net	714	687
Long-term investments	42	26

Total fixed assets	994	943

Inventories	334	319
Receivables and other assets	669	611
Marketable securities	292	292
Cash and cash equivalents	269	288
Deferred tax assets	68	79

Total assets	2,626	2,532

Shareholders’ Equity and Liabilities
in € million
Total Shareholders’ Equity	1,552	1,445
Minority interests	6	7

Total provisions	548	553

Debt	92	96
Other liabilities	428	431
Total liabilities	520	527

Total Liabilities and Shareholders’ Equity	2,626	2,532

ALTANA Group Statement of Changes in Equity

in € million	Q1 2004	Q1 2003
Shareholders’ Equity (Jan. 1)	1,445	1,250
Net income	93	91
Translation adjustments	10	-9
Purchase of treasury shares	4	1
Change of revaluation reserve	-1	-1
Other changes	1	—

Shareholders’ Equity (March 31)	1,552	1,332

ALTANA Group Consolidated Income Statement

in € million	Q1 2004	Q1 2003
Sales	712	678
Cost of sales	-246	-233
Gross profit	466	445
Selling and distribution expenses	-187	-164
Research and development expenses	-100	-95
General administrative expenses	-36	-32
Other operating income and expenses	8	2
Operating income	151	156
Financial income	3	—
Income before taxes and minority interests	154	156
Income tax expense	-61	-65

Income before minority interests	93	91

Minority interests	—	—

Net income	93	91

Earnings per share (in €)	0.68	0.67

Weighted average common shares outstanding at March 31, 2004 (thousand)	136,765	136,498

For interim reports the same accounting policies are generally applied as for the preparation of the consolidated financial statements.

As of January 1, 2004 we have retroactively applied the new IFRS 3 “Business Combinations” as well as the revised IAS 38 and IAS 36. This is applied prospectively starting as of January 1, i.e. all acquisitions after this date will be accounted for according to the new standard, previous years’ financial statements will not be adjusted. In addition, goodwill is no longer amortized as of this date but there will be a yearly impairment test. In the first quarter 2004, goodwill amortization would have amounted to €4.8 million.

Since Q3 2003, ALTANA applies a different method for the accounting of milestone payments (compare quarterly report as of September 30, 2003 and the 2003 annual report p. 98f.). The comparable previous year’s figures have been adjusted accordingly.

* P. 5: In February 2004, Abbreviated New Drug Applications (ANDA) were submitted in the U.S. to the FDA. ALTANA believes the Pantoprazole patents are valid and enforceable. We will undertake all appropriate measures to defend them.

This report is unaudited.

This report on the first three months of 2004 contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group and projections for investments in the future profitability of ALTANA such as an increase of the R&D expenditures and expenditures for the market preparation of the new product candidates. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

> Financial Calendar 2004

Annual General Meeting	May 5, 2004
Report on Q2 2004	August 3, 2004
Press conference	August 3, 2004
Conference call	August 3, 2004
Report on Q3 2004	November 4, 2004
Press conference	November 4, 2004
Analyst meeting	November 4, 2004

Please note that the above mentioned dates might be subject to changes.